ASCENT GROUP OF COMPANIES

December 16, 2010

Mr. Mike Tomas

President and Chief Executive Officer

Bioheart Inc.

13794 NW 4th Street

Sunrise, FL 33325

BY E-MAIL, FAX, AND SURFACE MAIL

Dear Mike:

Our letter of November 16, 2010, requested that you rectify Bioheart's breach of the Master Services Agreement with the Ascent Medical Product Development Centre, Inc. ("PDC") with respect to the REGEN trial. That has not been done. We, therefore, must inform you that Bioheart is still in default with respect to two payments in entirety, as well as the warrants appended to shares for two payments. Bioheart has also not dealt with its lack of catheters nor with any of the patient safety concerns expressed to Bioheart by Ascent. Finally, Bioheart has terminated its MyoCell manufacturing staff so that Bioheart cannot deliver myoblasts to patients.

We are, therefore, declaring the REGEN Trial Master Services Agreement terminated, with immediate effect, due to Bioheart's defaults.

Also on November 16, 2010, we informed you by letter of two concerns related to Bioheart's Centers of Excellence. With respect to the missing payment noted in that letter and our request that the payment be made, Bioheart is now in default since it did not make any effort to make payment. We had also asked that Bioheart correct several of the statements in Bioheart's most recent 10Q regarding Ascent's funding of Bioheart's Center of Excellence activities. Those statements indicate that Ascent will provide support or funding for Bioheart's Center of Excellence activities. As we stated in our letter, Ascent has no intention of funding anything related to Bioheart's Center of Excellence activities and never made any formal commitment to do so, other than funding the first two treatments made at the Center in Mexico. Those corrections have not been made and no revised 10Q has been issued.

We are disappointed that Bioheart has not chosen to remedy the above matters and has left us with no alternative other than to terminate our Master Services Agreement, but wish you the best for the coming year.

Yours sincerely,

/s/ Peggy A. Farley Peggy A. Farley Co-Chairman and President & CEO of the Ascent Medical Product Development Centre Inc.	/s/Karl E. Groth Karl E. Groth, Ph.D. Co-Chairman

cc: Mark P. Borman

Chairman, Audit Committee

One Morningside Drive   Suite 1715 New York. New York. 10025 Tel: 212.828.3906 Fax: 212.828.3908